

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 23, 2009

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

> **Re: MK Arizona Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed March 9, 2009**
> **File No. 333-153492**

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will continue to evaluate your responses to prior comments 1, 26, 47 and 92 and the second bullet of prior comment 85 after you provide the disclosure, exhibits and/or analysis requested by those comments.

2.   Please ensure that your entire document reflects your response to prior comment 91. We note for example your disclosure on page F-8 that "The SEC has completed its initial review of the Form S-4…"

3.   Regarding your response to prior comment 2, please confirm:

- whether there is any possibility that Middle Kingdom's security holders will hold securities governed by Arizona law except for the transitory moment between (1) the merger of Middle Kingdom and MK Arizona and (2) the immediate subsequent continuance of MK Arizona into MK Cayman;
- whether current Middle Kingdom security holders will ever have the legal right to make any decisions as holders of MK Arizona securities, including voting decisions, decisions to dispose of the securities, decisions to exercise appraisal or dissenters' rights, decisions to exercise a security, or otherwise;
- that, after an entity governed by Cayman Islands law is created in this transaction, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect;
- that the post-effective amendment mentioned above will include all required signatures, such as the signatures of (1) the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of MK Cayman currently disclosed on page 177 and (2) the duly authorized representative of MK Cayman in the United States; and
- that MK Cayman is not eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A.7 of Form S-3 or the corresponding instructions in Forms F-1 and F-3.

Fee Table

4.   We note your revisions to footnote 4 in response to prior comment 3; however, it appears that you are offering the underlying securities as part of the redomestication *and* on an ongoing basis thereafter. If so, please revise for clarity.

5.   We note your response to prior comment 4. Please tell us why you reduced the number of Series B Units but did not reduce the number of ordinary shares included as part of the Series B Units.

The Parties, page 13

6.   Regarding your response to prior comment 12:

- Given your disclosure regarding potential claims pursuant to Section 12(a)(2) of the Securities Act, it is unclear how you concluded that claimants would not also rely on Section 11. Please tell us how you believe that there is a material risk of claims under 12(a)(2) but not Section 11;
- Disclose the impact any litigation resulting from securities law claims may have on the amount of time required to distribute the funds currently held in trust. For example, could such litigation result in the delay of any payments to Class B stockholders of trust account funds upon conversion or liquidation? If yes, clarify how given your disclosed timing of the payments; and
- Disclose whether your affiliates are obligated to indemnify the trust in the event that the securities laws claims you mention are satisfied from the trust.

Stock Ownership, page 21

7.   We note your response to prior comment 16 and the disclosure in Middle Kingdom's proxy statement regarding compliance with Rule 10b-18. Please tell us how the purchases complied with that rule.

Conditions to Closing, page 23

8.   We note your response to prior comment 18; however, if government authorities require the filings for the transaction to occur, it is unclear how the filings are not a condition to closing, regardless of whether the condition is specifically identified in the agreement among the parties. Please revise or advise.

Risk Factors, page 30

9.   From your revised disclosure on pages 43 and 44, it appears that you believe that the taxes are not owed unless the "PRC tax authorities" provide a "definitive determination" of your status.

- If this is not true, please revise to clarify and disclose any material penalties for failure to pay required taxes;
- Please revise to clarify what features of Pypo's structure lead you to reasonably believe that there is doubt about whether Pypo is an enterprise established outside China with management located in China; and
- Clarify what changed as of January 1, 2009 that led Pypo Beijing to believe that it became subject to the tax as mentioned on page 43.

Dividends that shareholders receive from Pypo Cayman or MK Cayman . . . , page 44

10.   The last bullet point of prior comment 24 addressed withholding on all transfers
        of your shares by United States investors, not just the transfer upon
        consummation of the business combination as you mention on page 45.
        Therefore, we reissue that bullet point. Also, if your lack of withholding exposes
        you or investors to the risk of penalties imposed by government authorities, please
        revise the risk factor caption to say so directly and explain the risk in the text of
        the risk factor, or if appropriate, add a separate risk factor to address this issue.

Pypo's intercompany loans . . ., page 45

11.   It appears from your response to the second bullet of prior comment 27 that
        Pypo's intercompany loans are subject to PRC regulations but that PRC
        authorities generally do not enforce those regulations. If so, please revise to
        eliminate the implication that such loans only "may" be subject to those
        regulations. Also ensure that the caption of this risk factor clearly conveys the
        risk to investors; for example, we note disclosure regarding fines, penalties or
        voiding of the loans.

The tax opinion provided to MK Arizona does not . . ., page 52

12.   The caption of this risk factor merely states a fact rather than highlighting the
        reason that the fact creates a risk for investors. If the risk is that the tax
        consequences to investors related to the transaction and the offered securities are
        unclear and could negatively affect investors, please say so clearly. Also ensure
        that the text of the risk factor states clearly and directly the potential negative tax
        effects on investors.

Balance Sheet Data, page 58

13.   Please demonstrate to us whether the tax refund receivable is included in the
        amount to be received by Class B shareholders who elect to convert. Cite the
        basis for your conclusions. In this regard, please also show us your calculations
        supporting your disclosure regarding the amount per share that would be paid if
        conversion in connection with the business combination had occurred on a recent
        date.

Conversion Rights, page 69

14.   We note the 14-day period mentioned in your response to prior comment 32:

        • Please tell us where in the IPO disclosure you tell investors that they must act
          that quickly to avoid loss of their conversion rights; and

- In this regard, we note your disclosure on page 69 that investors must hold their Class B shares through the date of the business combination but that you believe they will have "sufficient time to deliver their shares to Middle Kingdom's transfer agent." Please reconcile this disclosure with your statement on page 70 regarding shareholders having a "more difficult time meeting the deadline…"

Conversion Procedures, page 70

15.   Regarding your response to prior comment 35, please clarify why shareholders must vote in favor of the business combination in order to withdraw a conversion election. Given the conversion procedures that you say investors must follow in order for you to honor their conversion election, it appears that failure to follow any one of them would effectively withdraw a conversion election.

16.   Please revise your proxy card to be consistent with this section. For example, your proxy card refers to a requirement to check a box on the card and a requirement to tender shares by the day prior to the special meeting.

Background of the Business Combination, page 73

17.   Regarding your response to prior comment 36:

- Please provide a more complete analysis supporting your conclusion that ARC was acting solely in the capacity of a shareholder when it acted as a principal negotiator and prepared the type of material you previously provided as exhibit E. Include applicable references to governing authority regarding the role of a shareholder in the jurisdiction in which the target is incorporated;
- Your revisions in response to the second bullet point imply that the SPAC Investments analyses were solely of other companies. Please reconcile this statement with the content of exhibits I and J that you previously provided. Also, note that an analysis of other companies may generate disclosure required by Form S-4 Item 4(b) if materially related to the transaction; therefore, please provide us your materiality analysis.

18.   We note your response to prior comment 37 and the filing made on March 9, 2009 pursuant to Rule 425 of Regulation C. Given that the transaction registered here appears to involve an initial public offering of securities, tell us why the March 9, 2009 filing implies that forward-looking statements are subject to the safe harbor of the Private Securities Litigation Reform Act.

Interest of Middle Kingdom's Management, page 77

19.   Please reconcile the numbers at the end of the first bullet point with the
        information in the table on page 197.

Middle Kingdom's Reasons . . ., page 78

20.   The third-to-last paragraph suggests that Middle Kingdom is submitting the
        business combination to a vote of its shareholders merely because it is required to
        do so and that stockholders concerned with the matters disclosed should consider
        voting against the transaction. However, the disclosure on page 8 states that the
        board recommends a vote in favor of that proposal. Please revise, with a view
        toward providing clear disclosure regarding whether your board recommends that
        stockholders' vote in favor of the transaction. If your board recommends the
        transaction notwithstanding the factors disclosed, explain how the board reached
        that conclusion.

21.   We note that the $54,000,000 for Pypo mentioned in the table is based on
        adjustments to net income as outlined on page 89. With a view toward disclosure,
        please tell us whether the net income figures for the other companies included in
        the table contain similar adjustments. If not, please clarify how the board
        concluded that the analysis provided meaningful information.

China is experiencing accelerating mobile phone subscriber growth, page 82

22.   Refer to the added footnote.

        •   Please clarify what you mean by your statement that the disclosed data do not
            represent facts; and
        •   Please tell us how you determined that the market data presented here and
            throughout your prospectus remains reliable, particularly given your
            disclosure like on page 81 regarding a downturn.

Material United States Federal Income Tax Consequences, page 104

23.   We note your response to prior comment 45 that the opinion uses the word
        "should" because your disclosure does not address all tax issues that may be
        relevant to all stockholders or warrant holders. However, given your disclosure
        carving out shareholders subject to special rules, it is unclear why the possibility
        of the applicability of these special rules would be a reason to provide equivocal
        tax disclosure. Please revise or advise.

24.   For circumstances where equivocal tax disclosure is appropriate, please address
        that part of prior comments 44 and 45 regarding disclosure of the degree of
        uncertainty.

25.   We note the first sentence of your response to prior comment 30; however, Form
        20-F Item 10.E is not limited to United States Federal income taxes. Please
        expand your disclosure accordingly, and ensure that the other sections your
        prospectus addresses all other applicable requirements of Item 10.

Tax Consequences of the Business Combination, page 105

26.   Please disclose the tax consequences of the business combination to shareholders.

Tax Consequences to MK Arizona and MK Cayman, page 107

27.   The penultimate paragraph of this section appears to say that the tax on the gain
        under Section 367 must be paid if the 60% threshold *is* exceeded. The last
        paragraph of this section appears the say that the tax on the gain under Section
        367 must be paid if the 60% threshold *is not* exceeded. Please reconcile.

Taxation on the Disposition . . ., page 108

28.   We note the last parenthetical phrase in this section added in response to prior
        comment 48. Please clarify how that phrase represents a "benefit."

The Redomestication Proposal, page 113

29.   Regarding your response to prior comment 49:

        • Several of the factors cited would not seem to support redomesticating in the
          Cayman Islands as opposed to another jurisdiction. For example, you note in
          the second paragraph that a Cayman Islands entity would be eligible to
          become listed on the Hong Kong stock exchange. Are entities incorporated
          outside the Cayman Islands prohibited from being listed on that exchange? If
          entities incorporated in other jurisdictions are eligible for such listing, then
          explain why the Cayman Islands was selected as opposed to the other
          jurisdictions; and
        • If you were motivated to recommend the proposal based on a primary factor,
          and the other factors merely supported the decision, please ensure that the
          primary factor is identified as such and prominently presented throughout
          your document where you describe this proposal and fully explained in an
          appropriate section of your document. For example, if the "favorable tax
          treatment" mentioned in your disclosure caused you to select the Cayman
          Islands, please make that clear; and

- Describe the nature of the "favorable tax treatment" you expect to be afforded to the surviving entity after completion of the business combination.

  Please also revise the first paragraph on page 7 to summarize the revisions you make in response to this comment. Also apply the guidance in this comment to your disclosure added on page 142 in response to the second bullet of prior comment 58; for example, we note the similar references there to listing on the Hong Kong exchange and favorable tax treatment.

Reason for the proposal, page 127

30.   We note the disclosure on page 21 of your March 9, 2009 filing under Rule 425 regarding the use of stock as an "acquisition currency" to "accelerate" an "M&A" strategy. Please tell us why this strategy is not fully described here.

Industry Background, page 137

31.   We note your response to prior comment 57. Expand to clarify the nature of the government licensing program referenced on page 138. For example, are distributors of 3G mobile phones required to obtain a license or does this requirement relate solely to carriers? If this licensing requirement is imposed on distributors, please disclose whether Pypo or its affiliates currently have the required licenses and, if not, whether they intend to seek one.

Corporate Organization and Operating History, page 139

32.   We note your response to prior comment 58. Please expand the third full paragraph on page 142 to clarify how Pypo's use of partially owned entities ensures cooperation from unaffiliated entities or individuals. Also clarify to which unaffiliated entities or individuals you are referring.

Pypo's Management's Discussion and Analysis . . ., page 148

33.   We note your response to prior comment 60. Given the downturn that you disclose in your prospectus, please tell us (1) whether the historic information presented accurately represents the current operations and condition of Pypo and (2) whether you plan to update Pypo's financial statements. See Rule 408.

Net Revenues, page 148

34.   We note your response to prior comment 61. That comment requested disclosure of the effect on Pypo's revenues and margins if its agreement to distribute Samsung's Q1U model is not renewed or if Samsung ceases doing business with you on substantially similar terms to those in the distribution agreement that

expired on December 31, 2008. However, your disclosure added in response to prior comment 61 appears to only address the effect of the potential renewal of that agreement. Therefore, we reissue prior comment 61.

Liquidity and Capital Resources, page 162

35.   Please discuss with specificity the covenants in your January 30, 2009 credit facility that are material to investors, including those that will materially restrict your operations or those that create a material risk of default given current results and trends.

Liquidity and Capital Resources, page 172

36.   We note your response to prior comment 66. Please expand to disclose whether your affiliates have sufficient assets to satisfy their indemnification obligations in connection with a termination fee owed to a target business.

37.   Please clarify how middle Kingdom was able to withdraw $1,021,001 of interest earned on the trust account as mentioned on page 174, given your disclosure on page 173 that you may withdraw only 50% of the interest income and your disclosure of $1,950,252 interest income to date on page F-5.

Independence of Directors, page 180

38.   If you determined each prospective director's independence based on Nasdaq rules, then please revise the first paragraph to state so. Your first paragraph continues to disclose only that you "expect" to comply with Nasdaq rules in determining the independence of directors, which suggests that you did not comply with those rules in determining the independence of your current directors. Also, we reissue the last sentence of prior comment 68 because it is unclear where you disclosed how having the entire board serving as the audit committee satisfies Nasdaq rules.

Exclusive Business Cooperation Agreement, page 187 and 191

39.   We note the disclosure added in response to prior comment 70 regarding the negotiations of the percentage to be paid under the exclusive business cooperation agreement.

- Please expand to identify the individuals who will be involved in those negotiations. For example, will Mr. Fei negotiate on behalf of both entities?;
- If your registration statement is not effective by March 31, please update your disclosure regarding the status of the negotiations; and
- Please clarify the amounts paid under the predecessor agreement.

Loan Agreements, page 189

40.   Please tell us the effect on your control of Beijing Feijie if the loans are repaid
        and you cannot enforce the covenants.

Private Placements, page 192

41.   Please expand the disclosure added in response to prior comment 75 to clarify
        why the waiver from ARCH was obtained and the date that the waiver was
        obtained. We note that it appears from paragraphs numbered 2 and 6 to exhibit
        10.41 that the performance targets mentioned in your disclosure were met.

Transactions with Directors, Shareholders and Affiliates, page 193

42.   Please tell us where you have disclosed the material terms of exhibits 10.47-
        10.49.

43.   We note your disclosure added in response to prior comment 71. Please tell us
        whether the transactions with the other related parties mentioned on page F-43
        and F-76 are subject to the disclosure requirements of Regulation S-K Item 404.

Security Ownership, page 200

44.   Please clearly identify the individuals who have or share voting and investment
        power with respect to the shares of the surviving company held by the entities
        named in the table. Refer to prior comment 79.

45.   Given your current disclosure and the interests of and relationships between your
        identified shareholders and your affiliates, it continues to remain unclear why
        beneficial ownership of only the shares held by Mr. Marks is attributed to your
        directors and officers.

Warrants, page 204

46.   Regarding your response to prior comment 81, please tell us:

        • which provision of which exhibit contains the provision that you disclose in
          response to the comment;
        • why the disclosure on page 207 regarding MK Cayman's warrants does not
          discuss the cashless exercise feature;
        • why your tax disclosure on page 109 does not discuss the cashless exercise
          feature; and

- why your exhibit index does not include the warrants and the other securities mentioned in the fee table.

Shares Eligible for Future Sale, page 208

47.   We note your disclosure added in response to prior comment 82. Given the rules that you cite in this section, please clarify the amount of your shares that can be sold after the periods you mention.

24. Subsequent events, page F-51

48.   Please refer to our prior comment 65. Please revise your disclosures to describe why this filing is not required to include historical financial statements under Rule 3-05 and pro forma financial statements under Article 11 of Regulation S-X for each of your acquisitions. Your revisions should include the significant information outlined in your response to our prior comment.

Item 21. Exhibits and Financial Statements Schedules, page II-2

49.   Regarding the amendments to the trust agreement provided in response to prior comment 85, please tell us:

- why you believe these amendments need not be filed;
- why the June 10, 2008 amendment was necessary;
- how the change in the June 10, 2008 amendment was consistent with the disclosure in the IPO prospectus; and
- the nature and amount of any payments out of property in the trust account that were permitted by the June 10, 2008 amendment but not permitted by the original trust agreement.

50.   Regarding your response to prior comment 86:

- Given that (1) it appears that Middle Kingdom's IPO disclosure provided that the investors' rights were protected by charter provisions, (2) some of those rights, including the converting investors' right to the trust proceeds, will survive your redomestication to the Cayman Islands, it remains unclear how exclusion of those provisions from the Cayman Islands charter is consistent the disclosures made in the IPO;
- From your response, it appears that you believe that the trust agreement requires distribution to the converting shareholders. It is unclear what provision of the trust requires that distribution absent direction from "the Company";

- • It is unclear why you believe that the availability of litigation under the Securities Act, as mentioned in your response, relieves you from maintaining the nature of the investment originally offered and sold.

  Please revise or advise.

51. Please ensure that the exhibits that you file to comply with Regulation S-K Item 601(b)(8) address all material all material tax matters and consequences mentioned in your filing, including the disclosure on page 86 and in the prospectus summary and risk factors.

52. Please file complete exhibits with attachments. For example, we note the missing attachments from exhibits 10.35 and 10.43.

Exhibit 99.6

53. We note your response to prior comment 93. Please tell us, with a view toward a clarified exhibit 99.6, to which specific risk factors counsel's opinion refers, such as the reference in paragraph 1 on page 4 and paragraph 10 on page 5.

54. We note the revisions in response to prior comment 94 which refers to Middle Kingdom's shareholders. Since the revision does not permit reliance by all of the registrant's investors, we reissue the comment.

55. We reissue prior comment 95 because an exhibit should include counsel's consent to the discussion of its opinion as it appears in the prospectus, not only counsel's consent to your use of counsel's name.

56. Refer to paragraph vi on page 2. With a view toward risk factor and other appropriate disclosure, please tell us why counsel must assume the information mentioned in the first sentence.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact at Andri Boerman at (202) 551-3645 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Connor
Cavas Pavri, Esq.—Cozen O'Connor